December 11, 2009

U.S. Securities and Exchange Commission	BY EDGAR AND OVERNIGHT DELIVERY

100 F Street, N.E.

Washington, DC  20549

Attention:	Mr. H. Christopher Owings
Assistant Director

Re:	Gander Mountain Company
Amendment No. 1 to Schedule 13E-3
Filed November 25, 2009
File No. 005-80407

Ladies and Gentlemen:

On behalf of Gander Mountain Company (the “Company”) and the filing parties, I am pleased to submit this response to the comments of the staff on the above-referenced filing, as set forth in Mr. Owings’s letter to me dated December 8, 2009.  This letter should be read in conjunction with the accompanying amendment no. 2 to the Schedule 13E-3 (“Amendment No. 2”) which was filed by the Company on the date hereof with the Commission.  For convenience, the staff’s consecutively numbered comments are set forth below, followed by the Company’s responses.  The filing parties have reviewed this letter and approved its contents.

AMENDMENT NO. 1 TO SCHEDULE 13E-3

1.               COMMENT:  We reissue comment one of our November 13, 2009 letter.  We note that you have moved the legend to the top of the cover page of your information statement, but you have not also included the legend on the outside cover page of your Schedule 13E-3.  Please revise.

RESPONSE:  The filing parties note the staff’s comment and moved the required legend to the top of the outside cover page of the Schedule 13E-3.

Exhibit 99(A) Information Statement

Summary Term Sheet, page 1

2.               COMMENT:  We note your revisions in response to comment three of our November 13, 2009 letter.  Please further revise your summary term sheet to describe Holiday Stationstores, Inc.’s and Gratco LLC’s relationship to the company.

RESPONSE:  The filing parties note the staff’s comment and revised the summary term sheet to describe the relationships of Holiday Stationstores, Inc. and Gratco, LLC to the Company.

180 East Fifth Street • Suite 1300 • St. Paul, MN  55101 • (651) 325-4300

Affirmative Action/Equal Opportunity Employer

Questions and Answers About the Reverse/Forward Stock Split and Related Transactions, page 4
Q:  If I continue to hold stock after the Reverse/Forward Stock Split. . ., page 10

3.               COMMENT:  Please revise your discussion under the above header on page 10 to include your estimates of the Holiday Group’s and Gratco Group’s beneficial ownership of your common stock, assuming all remaining unaffiliated shareholders tender in the Offers to Purchase.  In this regard, we note your disclosure in the fifth full paragraph on page 57.

RESPONSE:  The filing parties note the staff’s comment and have revised this discussion accordingly.

Factors Considered in Determining Fairness, page 23
Absence of Strategic Alternatives, page 24
Self-Tender Offer, page 24

4.               COMMENT:  Please revise your disclosure on page 24 to reflect the explanation you provided in response to comment 16 of our November 13, 2009 letter.

RESPONSE:  The filing parties note the staff’s comment and have revised the disclosure accordingly.

Litigation Regarding the Transaction, page 57

5.               COMMENT:  Please provide us a copy of the complaint relating to the shareholder litigation.

RESPONSE:  Copies of the three complaints are enclosed with this letter.

If the Company can facilitate the staff’s review of this letter, or if the staff has any questions on any of the information set forth herein, please telephone me at (651) 325-4425 or Jonathan Zimmerman of Faegre & Benson LLP at (612) 766-8419.  My fax number is (651) 325-2001 and Jonathan’s fax number is (612) 766-1600.

Sincerely,

/s/ Eric R. Jacobsen

Eric R. Jacobsen
Executive Vice President
General Counsel and Secretary

cc:	Chris Chase, Staff Attorney, Securities and Exchange Commission
Brigitte Lippmann, Special Counsel, Securities and Exchange Commission
Mellissa Campbell Duru, Special Counsel, Officer of Mergers and Acquisitions, Securities and Exchange Commission
Lynn Anderson, General Counsel, Holiday Stationstores, Inc.
Arthur T. Erickson, II
Brian A. Erickson
Neal D. Erickson
Richard A. Erickson
Gerald A. Erickson
Ronald A. Erickson
Charles E. Pihl
Mark R. Gale, Gratco, LLC
David C. Pratt
W. Morgan Burns, Partner, Faegre & Benson LLP
Jonathan R. Zimmerman, Partner, Faegre & Benson LLP
C. William Baxley, Partner, King & Spalding LLP

Enclosures